Contact

www.linkedin.com/in/harold-furlow-21432314 (LinkedIn)
www.haroldgfurlowesq.com/ (Other)

Top Skills

Litigation
Legal Research
Intellectual Property

Harold Furlow

Attorney at Harold G. Furlow, Esq.
Bay Shore, New York, United States

Experience

Harold G. Furlow, Esq.
Attorney
2001 - Present

Education

St. John's University School of Law
Juris Doctor (J.D.), Intellectual Property · (1996 - 2000)

Virginia Military Institute
Bachelor of Science in Civil Engineering, Civil/Mechanical
Engineering · (1974 - 1978)